ESPANITA TEQUILA COMPANY, LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Managing Members of:

ESPANITA TEQUILA COMPANY, LLC
109 E. 17TH STREET
UNIT 450
CHEYENNE, WY 82001

Ladies and Gentlemen:

1. Background. The undersigned (the **"Investor")** understands that Espanita Tequila Company, LLC, a Wyoming limited liability company (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding as promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Portal's website, as the same may be amended from time to time (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). This Subscription Agreement (the "**Agreement**"), the Form C, and the Offering Statement included therein (collectively, the "**Offering Materials**") define the terms and conditions for the Investor to participate in this Offering. The Company is offering to both accredited and non-accredited investors up to 2,050,000 of its Preferred Membership Units (each a "**Unit**" and, collectively, the "**Units**") at a purchase price of $2.50 per Unit; provided, however, that if the Investor subscribes on or before the date on which the Company raises $500,000 in the Offering, then the undersigned will receive (i) an "early bird" discount of 20%, which will reduce the purchase price to $2.00 per Unit (such purchase price whether with or without the "early bird" discount, the "**Purchase Price**"), and (ii) a $30,000,000 pre-money valuation instead of a $37,500,000 pre-money valuation. The minimum amount or target amount to be raised in the Offering $100,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $5,000,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Maximum Offering Amount, the Company will sell Units on a basis to be determined by the Company's management. The Company is offering the Units to prospective investors through the Wefunder crowdfunding portal (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Materials, which are available on the website of the Portal at www.wefunder.com. All Investors will be required to execute a SPV Subscription Agreement and Investor Agreement by and among the Portal, a certain series of Wefunder SPV, LLC, a Delaware Limited Liability Company (the "SPV"), and the Investor in conjunction with this investment (collectively, the "**Investor**

Agreements"). The Units have the relative rights, preferences, privileges, and priorities specified in the Operating Agreement of the Company dated 15th of January 2020 (the "**Operating Agreement**"), a copy of which has been provided to the Investor as part of the Offering Materials and receipt of which is hereby acknowledged by the Investor.

2. Issuance of the Bonus Units.

Tier 1: 7.5% Bonus Units.

Investors who invest between $25,000.00 and $49,999.00 will receive a 7.5% bonus for any Preferred Membership Units they purchase in this Offering. For example, if you buy 10,000 Preferred Membership Units at $2.50 / Unit, you will receive 10,750 Units of non-voting Preferred Membership Units of the Company, meaning you'll own 10,750 Preferred Membership Units for $25,000. Fractional units will not be distributed, and unit bonuses will be determined by rounding down to the nearest whole unit. Investors will only receive a single Unit Bonus, which will be the highest bonus rate they are eligible for. If the investment is eligible for an "early bird" discount as defined in the Company's Subscription Agreement, the "early bird" discount will be applied first and then the amount of bonus units will be calculated. For example, if you invest $25,000 under "early bird" terms, then 12,500 Preferred Membership Units at a discounted purchase price of $2.00 / Unit will be subject to Tier 1 Bonus discount and you will receive 13,437 Preferred Membership Units for $25,000 investment.

Tier 2: 15% Bonus Units

Investors who invest between $50,000.00 and $99,999.00 will receive a 15% bonus for any Preferred Membership Units they purchase in this Offering. For example, if you buy 20,000 Preferred Membership Units at $2.50 / Unit, you will receive 23,000 Units of non-voting Preferred Membership Units of the Company, meaning you'll own 23,000 Preferred Membership Units for $50,000. Fractional units will not be distributed, and unit bonuses will be determined by rounding down to the nearest whole unit. Investors will only receive a single Unit Bonus, which will be the highest bonus rate they are eligible for. If the investment is eligible for an "early bird" discount as defined in the Company's Subscription Agreement, the "early bird" discount will be applied first and then the amount of bonus units will be calculated. For example, if you invest $50,000 under "early bird" terms, then 25,000 Preferred Membership Units at a discounted purchase price of $2.00 / Unit will be subject to Tier 2 Bonus discount and you will receive 28,750 Preferred Membership Units for $50,000 investment.

Tier 3: 20% Bonus Units

Investors who invest $100,000.00 or more will receive a 20% bonus for any Preferred Membership Units they purchase in this Offering. For example, if you buy 40,000 Preferred Membership Units at $2.50 / Unit, you will receive 48,000 Units of non-voting Preferred Membership Units of the Company, meaning you'll own 48,000 Preferred Membership Units for $100,000. Fractional units will not be distributed, and unit bonuses will be determined by rounding down to the nearest whole unit. Investors will only receive a single Unit Bonus, which will be the highest bonus rate they are eligible for. If the investment is eligible for an "early bird" discount as defined in the Company's Subscription Agreement, the "early bird" discount will be applied first and then the amount of bonus units will be calculated. For example, if you invest $100,000 under "early bird" terms, then 50,000 Preferred Membership Units at a purchase price of $2.00 / Unit will be subject to Tier 3 Bonus discount and you will receive 60,000 Preferred Membership Units for $100,000 investment. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

3. Subscription. Subject to the terms of this Subscription Agreement and the Form C and related Offering Statement, the Investor hereby subscribes to purchase the number of Units equal to the quotient of the Investor's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Subscription Agreement is countersigned on the Company's behalf. No investor may subscribe for a Unit in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the **"Offering Deadline"**). It is understood and agreed that Subscription Agreement and the subscription set forth herein are made subject to the following terms and conditions:

(a) The Company will have the right to accept or reject this subscription, in whole or in part, in its sole and absolute discretion, and the same shall be deemed to be accepted by the Company only when this Subscription Agreement has been executed by the Company.

(b) Subscriptions need not be accepted in the order received, and Units may be allocated in the event the Offering is over-subscribed.

(c) If this subscription is accepted by the Company, the Investor agrees to execute all documents necessary to effectuate the Closing.

4. Closing.

(a) Closing. Subject to this Section 4(b), the closing of the sale and purchase of the Units pursuant to this Agreement (the "**Closing**") shall take place through the Portal at least 21 business days after the Offering Deadline (the "**Closing Date**"), however, provided that subscriptions are received in the amount equal to, or exceeding, the Target Offering Amount, the Company may elect at any time to close all or any portion of this Target Offering Amount at a date prior to the Offering Deadline (the "Initial Closing"), and effect additional closings with subsequent subscriptions on various dates at or prior to the Offering Deadline (each, the "Additional Closing").

(b) Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount;

(iii) the representations and warranties of the Company contained in Section 9 hereof and of the Investor contained in Section 7 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

5. Termination of the Offering; Other Offerings. The Investor understands that the Company may terminate the Offering at any time. The Investor further understands that during and following

termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

6. Capital Interests.

6.1. Issuance of Capital Interests in Spirited Ventures I, LLC. The Holders of Membership Units of Espanita Tequila Company, LLC, including Holders of its Preferred Membership Units (hereinafter, collectively referred to as the Unit Holders), will be granted restricted, non-transferable Capital Interests in Spirited Ventures I, LLC that would entitle the Unit Holders to receive a distribution of his or her Allocable Share of the Net Assets of Spirited Ventures I, LLC upon winding up and dissolution of Espanita Tequila Company, LLC and Spirited Ventures I, LLC following a Brand Sale of Espanita Tequila when all of the following terms and conditions have been successfully satisfied:

(i) Spirited Ventures I, LLC has successfully completed the Brand Sale of all, or substantially all, intellectual property assets of Espanita® Tequila and received the proceeds of such Brand Sale.

(ii) Spirited Ventures I, LLC as the Managing Member of Espanita Tequila Company, LLC (the "Managing Member") has started the dissolution process of Espanita Tequila Company, LLC with written Notice of Dissolution issued to all Unit Holders with the effective date of the Notice being a Dissolution Date.

(iii) The Unit Holder completes and executes a written consent form, and all other documents as may be required by the Managing Member or by the Applicable Law to allow the Managing Member to effect the winding up and liquidation of Espanita Tequila Company, LLC.

(iv) The Unit Holder has completed and executed a form of Capital Interest Award Agreement with the Managing Member as well as any other documentation prepared in the form and substance determined by the Managing Member in its sole discretion.

Capital Interests in Spirited Ventures I, LLC will be granted to the Unit Holders of Espanita Tequila Company, LLC and considered vested only upon the fulfillment of all the terms and conditions listed hereto.

6.2. Tax Treatment. A recipient of Capital Interests that are issued pursuant to the terms and conditions of this Section 5 will be treated as a partner in Spirited Ventures I, LLC for tax and revenue reporting purposes and will be receiving Schedule K-1 (Form 1065) reflecting the allocation of undistributed income and losses of the company.

6.3. No Membership Rights. A recipient of Capital Interests that are issued pursuant to the terms and conditions of this Section 5 will not become a Member of Spirited Ventures I, LLC and will have no other rights and privileges as a Member of Spirited Ventures I, LLC excepts the rights to receive his or her Allocable Share of Net Assets of this company during winding up and liquidation of Spirited Ventures I, LLC following the Brand Sale of Espanita Tequila.

7. Representations. The Investor represents and warrants to the Company and the Company's agents as follows:

(a) The Investor acknowledges receipt of the Company's Operating Agreement (as it may be amended from time to time), and agrees to be bound by its terms.

(b) The Investor understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Materials, and in this

Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Units; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment in the Company.

(c) The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.

(d) The Investor represents and warrants that including the amount set forth on the signature page hereto, in the past 12-month period, the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(e) The Investor acknowledges that the Investor has received and reviewed a copy of the Form C and accompanying Offering Materials. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C, Offering Statement and accompanying Offering Materials to make the decision to purchase the Units.

(f) The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Materials or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Units. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the Investor 's authority or suitability to invest in the Units.

(g) The Investor is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Materials. The Investor has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

(h) The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(i) The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the Investor.

(j) The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

(k) The Investor has up to 48 hours before the Offering Deadline to cancel the purchase and get a full refund.

(l) The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Units or (ii) made any representation to the Investor regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the Investor.

(m) The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the Investor 's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The Investor has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

(n) The Investor is acquiring the Units solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The Investor understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the Investor to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(o) The Investor understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Units for an indefinite period of time.

(p) The Investor agrees that it will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(q) If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The Investor's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the Investor's jurisdiction.

(r) The Investor confirms that no suit, action, claim, investigation or other proceeding is pending or, to the best of the Investor's knowledge, is threatened against the Investor that questions the validity of this Agreement or any action taken or to be taken pursuant to this Agreement.

(s) The Investor acknowledges and agrees that pursuant to that certain Investors Agreements, including but not limited to, Investor Agreement and SPV Subscription Agreement, each agreed to by the Investor in connection with this Offering, the Company may appoint an entity or a person as a Lead Investor (the **"Lead Investor"**) and that, if appointed, pursuant to a power of attorney granted by the Investor in the Investor Agreement, the Lead Investor will exercise voting authority on behalf of the Investor with respect to the securities the Investor owns and take any related actions, including, but not limited to, signing documentation. To the fullest extent permitted by law, the Investor hereby agrees to indemnify and hold harmless the Lead Investor and each partner, principal, shareholder, member, manager, director, officer, consultant, agent, affiliate and employee of the Lead Investor from and against any loss, damage, liability or claim arising out of, related to, in connection with or based upon any act or omission by the Lead Investor, so long as the Lead Investor is not grossly negligent and has acted in good faith.

8. Risk Factors. The Investor acknowledges the following risks of investment:

(a) HIGH RISK INVESTMENT. THE INVESTOR UNDERSTANDS THAT AN INVESTMENT ON THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE INVESTMENT, AND HAS CAREFULLY READ AND CONSIDERED THE FOLLOWING RISK FACTORS AND ALL RISK FACTORS SPECIFIED IN THE OFFERING MATERIALS IN DETERMINING WHETHER OR NOT TO INVEST IN THE COMPANY. THE INVESTOR UNDERSTANDS THAT THE FOLLOWING RISK FACTORS ARE NOT AN ALL-INCLUSIVE LIST OF POSSIBLE RISKS INHERENT IN THE OFFERING.

(b) The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

(c) No assurance can be given that the Investor will realize a substantial return on investment, or any return at all, or that Investor will not lose a substantial portion or all of the investment. For this reason, each prospective Investor should carefully read the Offering Materials and all exhibits attached hereto and should consult with an attorney, accountant, and/or business advisor prior to making any investment decision.

(d) The Company is not required to pay cash distributions to any member. The Company is not required to, and there is no guarantee that the Company will, pay cash distributions on the Units in any year or at all. The Investor could be required to hold their investment indefinitely without receiving any cash distributions.

(e) Investors have limited opportunities to exit. It is unlikely that there will ever be substantial secondary market trading the Company's Units, and Investor's ability to sell their Units are further limited by significant restrictions under applicable securities laws and the terms of these Offering Materials, the Company's Operating Agreement, or other Company documents. As a result, Investors may be required to

hold their Units indefinitely, with little or no ability to resell their Units or otherwise recover their investment amount.

(f) The Offering Price of the Units is arbitrary. The Offering Price of $2.50 per Unit bears no relationship to established value criteria such as net tangible assets, or a multiple of earnings per Unit and accordingly should not be considered an indication of the actual value of the Company.

(g) The Company is a manager-managed limited liability company. Control of the Company and all of its operations are, and will remain, solely with its Managing Members and the holders of the voting Common Units of the Company. Investors in this Offering must rely upon the judgement and skills of such persons. Purchasers of the Units in this Offering will have no voting rights, and no control over the management and affairs of the Company.

(h) The Company may revise the use of proceeds of this Offering. The Offering Materials describe the Company's current intentions regarding use of proceeds of this Offering. However, the Company will remain free to use such proceeds in a different manner, based on the judgement of the management, and in accordance with the Operating Agreement. Failure to use such proceeds effectively could harm the business and financial condition of the Company.

(i) The Company relies heavily on its key personnel. The Company does not have an established plan to replace these persons in case of death or disability, however, the Company intends to develop such plans in the future. The Company's success also depends on the ability to recruit, train, and retain qualified staff. The loss of services of any of the key personnel, or the Company's inability to recruit, train, and retain qualified staff may have a material adverse effect on the Company's business and financial condition.

9. Company Representations. The Investor understands that upon issuance of any Units to the Investor, the Company will be deemed to have made following representations and warranties to the Investor as of the date of such issuance:

(a) Corporate Power. The Company has been duly formed as a limited liability company under the laws of the State of Wyoming and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Units to the Investor pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Subscription Agreement, the Operating Agreement of the Company, or under applicable state and federal securities laws and liens or encumbrances.

(d) No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Company's certificate of formation or its Operating Agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the

Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

10. Indemnification. The Investor acknowledges that he understands the meaning and legal consequences of the representations and warranties made by the Investor set forth herein and that the Company will rely upon such representations, warranties and covenants. Therefore, the Investor agrees to indemnify and hold harmless the Company and its managers, members, officers, partners, controlling persons, affiliates and agents (including legal counsel) from any and all damages, losses, claims, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the Investor's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the Investor's breach of any of the Investor's representations and warranties contained herein.

11. Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the Investor (including any successor or assign) shall not sell or otherwise transfer any Units or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

12. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

13. Legend. The certificates, book entry or other form of notation representing the Units sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Units were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

14. Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

15. Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Wyoming without regard to the principles of conflicts of laws.

16. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Units by the Investor (the "**Proceedings**"), the Investor irrevocably submits to the jurisdiction of the federal or state courts located in the State of Wyoming without regard to the principles of conflicts of law.

17. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

18. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

19. Waiver of Jury Trial. THE INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

20. Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

21. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

22. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

23. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

24. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

25. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the Investor.

26. Notification of Changes. The Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Units pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Investor contained in this Subscription Agreement to be false or incorrect.

27. Definitions.

"Allocable Share" means a certain percentage of Net Assets of Spirited Ventures I, LLC that are subject to distribution during winding up and liquidation of the company following the Brand Sale, which is attributable to the holder of Capital Interests in the amount that is equal to Percentage Interest that the Holder of Capital Interests had in Espanita Tequila Company, LLC as a Unit Holder on the Dissolution Date.

"Applicable Law" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"Brand Sale" means a sale of all or substantially all intellectual property assets related to Espanita® tequila by Spirited Ventures I, LLC to a bone-fide third-party buyer in an arm-length transaction.

"Capital Interest" means an interest that entitles the holder to a distribution of his or her Allocable Share of the Net Assets of Spirited Ventures I, LLC upon winding up and a complete liquidation of the Spirited Ventures I, LLC following the Brand Sale.

"Common Units" means the Units having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Common Units" in the Operating Agreement of Espanita Tequila Company, LLC.

"Member" means each Person who acquires Membership Interest pursuant to this Agreement. Each Member has the rights and obligations specified in the Agreement of Espanita Tequila Company, LLC.

"Membership Interest" means the entire ownership interest of a member in Espanita Tequila Company, LLC at any particular time, including the right to any and all benefits to which a member may be entitled as provided in Operating Agreement of Espanita Tequila Company, LLC and under the Wyoming Limited Liability Company Act, together with the obligations of the member to comply with all the terms and provisions of this Agreement and of the Operating Agreement of Espanita Tequila Company, LLC.

"Net Assets" are the assets of Spirited Ventures I, LLC after the company's debts, obligations, or other liabilities and establishes reserves for contingent or unliquidated liabilities or obligations are discharged.

"Ownership Interest" means the Percentage Interest or Units of Espanita Tequila Company, LLC, as applicable, based on the way relative ownership of the Company is divided. For each Member, the Ownership Interest means that percentage which is obtained by dividing the Units held by the Member by the total of all Units held by all the Members.

"Percentage Interest" means the percentage of ownership in Espanita Tequila Company, LLC that with respect to each Unit Holder, entitles the Unit Holder to a Membership Interest and is expressed as either:

A. If ownership in the Company is expressed in terms of percentage, the percentage set forth opposite the name of each Member on the Membership Interest Issuance/Transfer Ledger of Espanita Tequila Company, LLC, as may be adjusted from time to time pursuant to the Operating Agreement; or

B. If ownership in the Company is expressed in Units, the ratio, expressed as a percentage, of:

(i) the number of Units owned by the Member (expressed as "MU" in the equation below) divided by

(ii) the total number of Units owned by all the Members of the Company (expressed as "TU" in the equation below).

Percentage Interest = MU / TU

"Preferred Units" means the Units having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Preferred Units" in the Operating Agreement of Espanita Tequila Company, LLC.

"Restricted Capital Interest" means a capital interest that is non-transferable by the Holder to any Person or entity.

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IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Espanita Tequila Company, LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited